LINUX GOLD CORP.

(the "Company")

CORPORATE GOVERNANCE POLICY

OBJECTIVE AND SCOPE

The  objective  of  this  corporate  governance  policy  is  to  set  out  a  governance  policy  that  the

Company's  board  of  directors  and  senior  management  should  adopt  and  follow.  Set  forth  below

are   guidelines   for   the   Company's   approach   to   governance   including   the   constitution   and

independence  of  the  board  of  directors,  the  functions  to  be  performed  by  the  board  and  its committees, and the effectiveness of the administration of board members.

MANDATE OF THE BOARD OF DIRECTORS

The  board  of  directors  of  the  Company  has  overall  responsibility  for  the  stewardship  of  the

Company, including responsibility for:

(a)  adoption  of  a  strategic  planning  process  and  approval  and  review,  on  at  least  an  annual  basis,

of a strategic plan which takes into account, among other things, the opportunities and risks of the

Company’s business;

(b)    identification    of    the    principal   risks   of    the   Company's    business    and    ensuring    the

implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring of senior management;

(d) communication policies for the Company, which policies should (i) address how the Company interacts  with  analysts,  investors,  other  key  stakeholders  and  the  public;  (ii)  contain  measures  for the  Company  to  comply  with  its  continuous  and  timely  disclosure  obligations  and  to  avoid selective disclosure; and (iii) be reviewed at least annually;

(e) the integrity of the Company's internal control and management information systems;

(f) developing the Company’s approach to corporate governance issues; and

(g)  assessing  the  effectiveness  of  the  board,  the  recruitment  of  new  directors  and  the  provision  of orientation and education programs for new directors.

Strategic Planning

Senior  management  of  the  Company  must  develop  long-term  strategies  with  respect  to  the

Company's  operations  to  be  adopted  by  the  board  of  directors.  The  strategies  are  to  be  reviewed

and   updated   not   less   than   annually   and   otherwise   as   reasonably   required.   Included   in   the

development  of  these  long-term  strategies  will  be  annual  strategic,  operating  and  capital  plans.

The  strategic  plan  is  to  take  into  account,  among  other  things,  the  opportunities  and  risks  of  the

Company's business.

Identification and Management of Risks

The  board  of  directors  has  the  responsibility  to  identify  the  principal  risks  of  the  Company's business  and  must,  with  management,  establish  systems  and  procedures  to  ensure  that  these  risks are  monitored.  These  systems  and  procedures  must  include  the  effective  management  of  the

Company's   assets   and   financial   resources,   and   must   ensure   compliance   with   all   regulatory

obligations.

Supervision and Succession of Management

The  board  of  directors  is  responsible  for  the  supervision  of  senior  management  to  ensure  that  the operations  of  the  Company  are  conducted  in  accordance  with  objectives  set  by  the  board.  The board  must  approve  all  appointments  of  senior  management  and,  as  part  of  the  Company's planning process, review and discuss succession planning for senior management positions.

Composition, Size and Independence of the Board of Directors

The board of directors of the Company must:

(a) examine the size of the board with a view to determining the impact of the number of directors upon the effectiveness of the board;

(b)  determine  the  status  of  each  director  as  independent  or  non-independent  director1,  based  on each director's relationship with the Company; and

(c)  take  reasonable  steps  to  ensure  that,  to  the  extent  practicable,  a  majority  of  the  directors,

qualify as independent directors.

The  board  must  disclose  annually  whether  or  not  a  majority  of  the  board  quality  as  independent directors  and  whether  the  board  is  constituted  with  the  appropriate  number  of  directors  who  are

independent   of   the   Company.   The   board   must   also   disclose   annually   the   analysis   of   the

application of the principles it used in supporting its conclusion.

New Directors, Assessment of Board Effectiveness and Orientation

The  board  as  a  whole  is  responsible  for  the  recruitment  and  evaluation  of  nominees  to  the  board

of   directors,   including   management   nominees.   The   board   must   determine,   in   light   of   the

opportunities  and  risks  facing  the  Company,  what  competencies,  skills  and  personal  qualities should  be  sought  in  new  board  members  in  order  to  add  value  to  the  Company.  The  results  of such  a  discussion  will  provide  a  framework  for  the  board  in  identifying  and  proposing  new nominees.

The board is responsible for ensuring that the prospective candidates for new directors understand the  role  of  the  board,  the  role  of  the  committees  of  the  board  and  the  contribution  individual directors  are  expected  to  make  including,  in  particular,  the  commitment  of  time  and  energy  that

the  Company  expects  of  its  directors.   The  board  is  also  responsible  for  annually  assessing  the effectiveness  of  itself,  its  committees  and  the  contributions  of  individual  directors.  The  board must approve the process to be carried out for such assessments.

New   directors   will   be   provided,   with   the   assistance   of   directors,   officers,   employees   or

consultants, information with regard to suitable programs for the orientation of new directors, and

the   continuing   education   of   incumbent   directors   which   include,   reviewing   the   background

materials, strategic plans of the Company and meeting with senior management.

The adequacy and form of remuneration of the directors is reviewed by the board, to ensure that it reflects the responsibilities and risks involved in being a director.

COMMITTEES OF THE BOARD OF DIRECTORS

The  board  of  directors  of  the  Company  shall  appoint  the  one  standing  committee  of  the  board described below and it may appoint additional committees as needed.

Audit Committee

The  Audit  Committee  shall  be  comprised  of  not  less  than  three  directors,  the  majority  of  whom are  independent  directors1  and  all  must  be  financially  literate2,  except  as  may  be  otherwise permitted  under  applicable  securities  laws  and  the  rules  of  the  stock  exchange  or  trading  market on which the Company’s securities are listed or quoted for trading.

The responsibilities of the Audit Committee are set out in the Audit Committee Charter.

Internal Control

The  board  of  directors,  through  the  Audit  Committee,  is  responsible  for  the  integrity  of  the internal control and management information systems of the Company.

DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY

The  board  of  directors  is  responsible  to  ensure  all  directors,  officers,  employees  and  consultants

of   the   Company   are   aware   of   the   policy   of   disclosure   of   material   information   (Material

Information)  about  the  Company  and  ensure  the  disclosure  is  made  on  a  timely  basis  as  required by applicable laws and requirements of securities regulators, as follows.

•     Review  and,  as  necessary,  help  revise  the  Company’s  controls  and  other  procedures  to ensure  that  (i)  information  required  to  be  disclosed  to  the  securities  regulators;  and  (ii)

written  information  disclosed  to  the  public  is  recorded  and  reported  accurately  and  in  a timely manner.

•     Review   documents   received   from   officers,   employees   and   consultants   to   determine

“materiality” in accordance with National Policy 51-201 (see Appendix A).   One or more

members  of  the  board  will  give  consideration  to  the  nature  of  the  information,  the volatility of the Company’s securities and current market conditions.

•     Limited   exceptions   will   be   considered   to   the   restrictions   on   disclosure   of   Material

Information   where   disclosure   is   made   to   Company   auditors,   legal   counsel   or   other

professional advisors in the necessary course of business.

•     In  certain  circumstances  members  of  the  board  in  consultation  with  officers  of  the

Company   or   professional   advisors   will   determine   whether   or   not   certain   Material

Information  may  be  withheld  from  the  public  for  legitimate  business  purposes  and  when the confidential information will be disclosed.

•     All news releases (except for promotional news) shall  be pre-approved by the board or as it  may  otherwise  designate  from  time  to  time  for  dissemination  on  the  final  approval  of the CEO.

1  A director is an “independent director” if he or she meets the definition of independence under applicable securities legislation and regulations and, if applicable, the stock exchange or trading market upon which the Company’s shares are listed or quoted for trading from time to time, as confirmed by the board of directors.

2 A director is “financially literate” if he or she meets the definition of financial literacy under applicable securities legislation and regulations and the stock exchange or trading market upon which the Company’s shares are listed or quoted for trading from time to time, as confirmed by the board of directors.

•     Certain  individuals  will  be  notified  (who  may  temporarily  have  access  to  undisclosed

Material  Information)  that  they  must  obtain  pre-clearance  at  any  time  prior  to  buying  or selling Company securities.

•     Those  affected  will  be  notified  when  it  will  be  necessary  to  suspend  trading  in  Company securities.  Notification will also be sent when the suspension is lifted.

•     From  time  to  time,  a  blackout  period  may  be  prescribed  when  insiders  may  not  trade  in

Company securities.   A member of the board will be responsible for notifying all affected parties of the commencement and termination of the blackout dates.

•     Other  responsibilities,  consistent  with  the  purpose  of this  Policy, may  be  assigned  by  any senior officer or director from time to time.

DECISIONS REQUIRING PRIOR APPROVAL BY THE BOARD OF DIRECTORS

To  the  extent permitted  under  governing  law,  the  board  may  delegate  to  senior management  or  to a  committee  of  the  board  its  responsibilities,  but  it  must  maintain  policies  with  respect  to  matters that  cannot  be  delegated  and  that  require  prior  approval  of  the  board  of  directors.  These  policies,

and  the  understanding  between  management  and  the  board  through  previous  board  practice  and accepted  legal  practice,  will  require  that  the  Company's  annual  strategic,  operating  and  capital plans,  significant  capital  expenditures,  the  granting  of  stock  options,  the  hiring  of  senior  officers who  report  directly  to  the  Chief  Executive  Officer,  compensation  payable  to  senior  officers  and all  transactions  or  other  matters  of  a  material  nature  must  be  presented  by  management  or appropriate board committees for approval by the board.

EXPECTATIONS OF MANAGEMENT

The  board  of  directors  must  determine  its  expectations  of  senior  management  and  ensure  that

senior   management   understands   these   expectations.   The   board   must   approve   the   corporate

objectives which senior management is responsible for meeting and assessing senior management against these objectives.

CERTIFICATION OF FINANCIAL STATEMENTS

The  Chief  Executive  Officer  and  Chief  Financial  Officer  of  the  Company  shall  certify  the accuracy  of  the  financial  statements  of  the  Company  from  time  to  time  as  required  by  applicable securities regulations.

Appendix “A”

Examples of Information That May Be Material

(Based on National Policy 51-201)

Changes in corporate structure

(a) changes in share ownership that may affect control of the company

(b) changes in corporate structure such as reorganizations, amalgamations, or mergers

(c) take-over bids, issuer bids, or insider bids

Changes in capital structure

(a) the public or private sale of additional securities

(b) planned repurchases or redemptions of securities

(c) planned splits of common shares or offerings of warrants or rights to buy shares

(d) any share consolidation, share exchange, or stock dividend

(e) changes in a company’s dividend payments or policies

(f) the possible initiation of a proxy fight

(g) material modifications to the rights of security holders

Changes in financial results

(a) a significant increase or decrease in near-term earnings prospects

(b) unexpected changes in the financial results for any period

(c) shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs

(d) changes in the value or composition of the company’s assets

(e) any material change in the company’s accounting policies

Changes in business and operations

(a) any development that affects the company’s resources, technology, products or markets

(b) a significant change in capital investment plans or corporate objectives

(c) major labour disputes or disputes with major contractors or suppliers

(d) significant new contracts, products, patents, or services or significant losses of contracts or business

(e) significant discoveries by resource companies

(f) changes to the board or executive management, including the departure of the company’s

Chairman, CEO, CFO (or persons in equivalent positions)

(g) the commencement of, or developments in, material legal proceedings or regulatory matters

(h) waivers of corporate ethics and conduct rules for officers, directors, and other key employees

(i) any notice that reliance on a prior audit is no longer permissible

(j) de-listing of the company’s securities or their movement from one quotation system or exchange to another

Acquisitions and dispositions

(a) significant acquisitions or dispositions of assets, property or joint venture interests

(b) acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in credit arrangements

(a) the borrowing or lending of a significant amount of money

(b) any mortgaging or encumbering of the company’s assets

(c) defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors

(d) changes in rating agency decisions

(e) significant new credit arrangements